UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces First Quarter 2018

Operational and Financial Results

Monterrey, Mexico, April 17, 2018— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the first quarter of 2018.1

Summary

OMA recorded an 8.0% increase in passenger traffic in 1Q18, principally as a result of the new routes that began operations in the previous six months (+29 net new routes). Aeronautical revenues increased 18.7% and non-aeronautical revenues rose 11.3%. Adjusted EBITDA rose 23.1% in 1Q18, with an Adjusted EBITDA margin of 67.9% — the highest quarterly margin in OMA’s history. Consolidated net income increased 44.0%.

1 Unless otherwise stated, all references are to the first quarter of 2018 (1Q18), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 18.3445 as of March 31, 2018, 19.7354 as of December 31, 2017, and Ps. 19.0837 as of March 31, 2017.

The principal results of the first quarter include:

▪	Total terminal passenger traffic increased 8.0% to 4.9 million passengers. Domestic traffic increased 8.4% and international traffic increased 5.8%. The Monterrey and Culiacán airports contributed the most to passenger growth.
▪	Aeronautical revenues increased 18.7%, principally as a result of traffic growth and an increase in tariffs in January 2018.
▪	Aeronautical revenues per passenger increased 9.9% to Ps. 245.6.
▪	Non-aeronautical revenues increased 11.3%, principally from growth in commercial activities, particularly car rental, restaurants, parking, and retail.
▪	Non-aeronautical revenues per passenger increased 3.0% to Ps. 76.7.
▪	Adjusted EBITDA[2] increased 23.1% to Ps. 1,072 million. The Adjusted EBITDA margin reached 67.9%, a new record for highest margin in a quarter.
▪	Consolidated net income increased 44.0% to Ps. 610 million. Earnings per share increased 44.7% to
Ps. 1.55, based on weighted average shares outstanding, while earnings per American Depositary Share (ADS) rose 50.6% to US$ 0.67.
▪	Capex and major maintenance expenditures included in the Master Development Programs (MDP) and strategic investments totaled Ps. 423 million.

1Q18 Operating Results

Operations, Passengers, and Cargo

During the quarter, 21 routes started operating in OMA’s airports, including 18 domestic routes and three international routes. As a result, the total supply of seats increased 5.8%.

__________

2Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

2

Airline	Opened			Closed		
	# Routes	Origin	Destination	# Routes	Origin	Destination
Domestic Routes						
Interjet	6	CJS	Culiacán			
		CUL	Ciudad Juárez			
		CUL	Chihuahua			
		CUU	Culiacán			
		CUL	Hermosillo			
		CUL	La Paz			
TAR	6	CJS	Durango	1	ZIH	Bajío
		DGO	Ciudad Juárez			
		MTY	Torreón			
		TRC	Monterrey			
		SLP	Guadalajara			
		SLP	Querétaro			
Aeroméxico	2	MTY	Veracruz			
		MTY	Mérida			
Vivaaerobus	2	CUU	Cancún			
		MTY	Querétaro			
Aeromar	2	ACA	Guadalajara	2	CUL	Guadalajara
		ZIH	Guadalajara		CUL	Hermosillo
Volaris				2	MTY	Querétaro
					MTY	Toluca
International Routes						
Aeroméxico	1	MTY	Detroit			
Sunwing	1	ACA	Montreal			
Swift Air	1	ZIH	Milwaukee

Total passenger traffic increased 8.0% (+363,293 passengers). Of total passenger traffic, 84.9% was domestic and 15.1% was international. Commercial aviation accounted for 98.9% of passenger traffic. Monterrey generated 46.5% of passenger traffic, Culiacán 11.2%, and Chihuahua 6.9%.

Domestic passenger traffic increased 8.4% (+322,847 passengers). Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey (+8.7%; +157,659 passengers) as a result of higher passenger volumes on the Cancún, Mexicali, Querétaro, Tijuana, Veracruz, Puebla, San José del Cabo, and Mérida routes.
▪	Culiacán (+28.4%; +119,667) principally from increased passenger traffic on the Tijuana, Guadalajara, Mexicali, and La Paz routes.
3

▪	Ciudad Juárez (+13.4%; +34,866) from increased traffic on the Guadalajara, Cancún, and Monterrey routes.

International passenger traffic increased 5.8%, and ten airports recorded increases in international traffic. Monterrey (+8.7%; +24,454 passengers) had the largest increase, principally as a result of higher traffic on the Atlanta and Detroit routes.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes decreased 0.9%. Of total air cargo volume, 61.7% was domestic and 38.3% was international.

Commercial Operations

OMA implements our commercial strategy through continuous improvement in the services offerings in our airports. This strategy resulted in the opening of 10 commercial initiatives in 1Q18, including car rental, hotel promotion, advertising, and banking services. The occupancy rate for commercial space in the terminal buildings was 98.1% in 1Q18.

4

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 85.7% occupancy rate, compared to 84.3% in 1Q17. The average room rate was Ps. 2,342 per night. Revenues increased 0.5% to Ps. 65 million.
▪	The Hilton Garden Inn had a 78.5% occupancy rate, up 2.5 percentage points compared to 1Q17, with an average room rate of Ps. 2,053. Revenues increased 0.3% to Ps. 24 million.

OMA Carga Operations

▪	OMA Carga increased both air and land freight logistics activities, recording a 13.3% increase in revenues to Ps. 39 million. Freight handled grew 25.7% to 9,895 metric tons.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: The three operating warehouses generated Ps. 5.6 million in revenues. In March 2018, a five-year lease was signed for a 10,500 m2 warehouse that will begin generating revenues in August 2018.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 18.7% to Ps. 1,204 million, principally as a result of higher traffic volumes and increases in specific tariffs in January 2018. Revenue from domestic passenger charges increased 25.2%, revenue from international passenger charges increased 9.0%, and other aeronautical services revenue increased 11.0%.

Monterrey contributed 43.5% of aeronautical revenues, Culiacán 11.0%, Chihuahua 6.4%, and Ciudad Juárez 5.5%.

Aeronautical revenues per passenger were Ps. 245.6, an increase of 9.9%.

Non-aeronautical revenues increased 11.3% to Ps. 376 million and represented 23.8% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of commercial activities.

5

Non-aeronautical revenues per passenger increased 3.0% to Ps. 76.7. Non-aeronautical revenues per passenger, excluding diversification activities, increased 6.2% to Ps. 48.6.

| (Ps. Thousands) | 1Q17 | 1Q18 | % Var |
|---|---|---|---|
| **Commercial Activities:** | | | |
| Parking | 45,977 | 51,337 | 11.7 |
| Advertising | 27,011 | 12,766 | (52.7) |
| Retail [1] | 23,358 | 28,455 | 21.8 |
| Restaurants | 18,693 | 26,500 | 41.8 |
| Car Rentals | 18,279 | 29,077 | 59.1 |
| Passenger Services | 694 | 570 | (17.8) |
| Time Shares & Hotel Promotion | 3,072 | 3,780 | 23.0 |
| Communications and Networks | 2,669 | 3,637 | 36.3 |
| VIP Lounges | 4,232 | 7,614 | 79.9 |
| Financial Services | 1,551 | 2,203 | 42.0 |
| Other Services [2] | 7,099 | 7,795 | 9.8 |
| **Total Revenues from Commercial Activities** | **152,634** | **173,734** | **13.8** |
| **Diversification Activities:** | | | |
| Hotel Services [3] | 87,934 | 88,337 | 0.5 |
| OMA Carga (Freight Logistics Service) | 34,633 | 39,244 | 13.3 |
| Real Estate Services | 3,673 | 3,889 | 5.9 |
| Industrial Services | 2,770 | 5,567 | 101.0 |
| Other Services [2] | 1,246 | 954 | (23.4) |
| **Total Revenues from Diversification Activities** | **130,256** | **137,991** | **5.9** |
| **Complementary Activities:** | | | |
| Checked Baggage Screening | 30,674 | 35,183 | 14.7 |
| Leases [4] | 17,320 | 18,529 | 7.0 |
| Access Rights | 4,079 | 6,174 | 51.4 |
| Other Services [2] | 2,852 | 4,359 | 52.8 |
| **Total Revenues from Complementary Activities** | **54,925** | **64,245** | **17.0** |
| **Non-Aeronautical Revenues** | **337,816** | **375,969** | **11.3** |
| Non-Aeronautical Revenues/Passenger (Ps.) | 74.4 | 76.7 | 3.0 |

(1) Includes stores and duty free

(2) Marketing revenues and cost recoveries from leasees

(3) Includes revenues for all subsidiaries related to hotel services

(4) Leasing of space and other services to airlines and complementary service providers for non- essential activities

See Notes to the Financial Information

6

Commercial activities contributed an incremental Ps. 21 million (+13.8%). The line items with the largest increases were:

▪	Car rental (+59.1%; +Ps. 11 million), as a result of 21 new rental locations since 3Q17 and better contractual terms starting in 1Q18.
▪	Restaurants (+41.8%; Ps. +8 million), as a result of improvements in the commercial offering in the Monterrey airport starting in 3Q17, and the opening of five new establishments during 4Q17.
▪	Parking (+11.7%; +Ps. 5 million), as a result of increased capacity in the Monterrey airport and the growth in passenger traffic.

Diversification activities contributed an additional Ps. 8 million (+5.9%). The most important contribution came from OMA Carga (+13.3%; +Ps. 5 million).

Complementary activities generated an increase of Ps. 9 million (+17.0%).

Construction revenues, which represent the value of improvements to concessioned assets, were Ps. 352 million (+32.2%) during the quarter. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are a function of the advance in execution of projects in the Master Development Programs (MDP) in the 13 airports, and variations depend on the rate of project execution. The increase in 1Q18 reflects the large number of MDP projects currently underway. (See Notes to the Financial Information and discussion of MDP expenditures below.)

Total revenues, including construction revenues, increased 19.4% to Ps. 1,932 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses (G&A), excluding those related to the hotels and industrial park, increased 1.7%. The largest variation was in minor maintenance, which decreased principally because of the calendar for work scheduled during the year.

7

The major maintenance provision decreased 6.8% to Ps. 46 million. The balance of the maintenance provision as of March 31, 2018 was Ps. 885 million, compared to Ps. 858 million at the end of 2017.

The airport concession tax increased 15.8% as a result of the growth in revenues.

The technical assistance fee increased 21.1% to Ps. 39 million. See the Notes to the Financial Information for the calculation base.

As a result of the foregoing, total operating costs and expenses increased 13.7% to Ps. 987 million, principally as a result of the increase in construction costs. Excluding construction costs, total costs and operating expenses were Ps. 635 million, an increase of 5.5%.

8

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 23.1% to Ps. 1,072 million, as a result of OMA’s continuing initiatives to increase revenues and control costs and expenses. The Adjusted EBITDA margin was 67.9%, the highest quarterly margin in OMA’s history. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 25.9% to Ps. 945 million, with an operating margin of 48.9%.

Financing Expense

Financing Expense decreased 37.1% to Ps. 91 million, principally because of a smaller exchange loss.

9

Taxes

Taxes were Ps. 244 million. The effective tax rate was 28.5%.

Net Income

Consolidated net income increased 44.0% to Ps. 610 million.

Earnings per share, based on net income of the controlling interest, increased 44.7% to Ps. 1.55; earnings per ADS increased 50.6% to US$0.67. Each ADS represents eight Series B shares.

MDP and Strategic Investments

Total capital expenditures and major maintenance included in the MDP and strategic investments3 were Ps. 423 million and included Ps. 352 million in improvements to concessioned assets, Ps. 25 million for major maintenance, and Ps. 46 million for strategic investments.

____________

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

10

The most important projects in 1Q18 were:

Debt

As of March 31, 2018, total debt was Ps. 4,612 million and net debt was Ps. 1,946 million. The ratio of net debt to Adjusted EBITDA was 0.48 times. Of total debt, 97% was denominated in Mexican pesos, and 3% in U.S. dollars.

11

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first three months of 2018, operating activities generated cash of Ps. 843 million, a 25.8% increase compared to the same period of 2017. The increase resulted principally from higher operating income, an increase in accounts payable to related parties, and increases in provisions for taxes and other expenses, which were partially offset by an increase in client accounts receivable.

Investing activities used cash of Ps. 312 million, principally for Ps. 335 million in improvements to concessioned assets and Ps. 40 million for property, plant and equipment.

Financing activities generated an outflow of Ps. 67 million, principally for interest payments.

As a result of the foregoing, cash increased Ps. 464 million compared to December 31, 2017. The balance of cash and cash equivalents was Ps. 2,666 million as of March 31, 2018.

12

Material and Subsequent Events

Ps. 1,600 million dividend payment proposed. On April 2, 2018, OMA published the call for the Annual Ordinary General Shareholders’ Meeting, to be held on April 23, 2018. Among other items, the Board of Directors is presenting a proposal for approval by the shareholders of a cash dividend of Ps. 1,600 million.

New CFO appointed. On April 3, 2018, OMA announced that the Board of Directors appointed Ruffo Pérez Pliego as the new Chief Financial Officer. Porfirio González, OMA’s CEO, had exercised the CFO responsibilities on an interim basis.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 1Q18 earnings conference call on Thursday, April 19, 2018 at 10 am Eastern time, 9 am Mexico City time.

The conference call is accessible by calling 1-800-239-9838 toll-free from the U.S. or 1-323-794-2551 from outside the U.S. The conference ID is 6016697. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm .

A taped replay will be available through April 26, 2018 at 1-844-512-2921 toll free or 1-412-317-6671, using the same conference ID.

13

Annex Table 1

Annex Table 2

15

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income
(Thousands of Pesos)

| | 1Q17 | 1Q18 | % Var |
|---|---|---|---|
| **Revenues** | | | |
| Aeronautical Revenues | 1,014,496 | 1,203,912 | 18.7 |
| Non-Aeronautical Revenues | 337,816 | 375,969 | 11.3 |
| **Aeronautical Revenues + Non-Aeronautical Revenues** | **1,352,312** | **1,579,881** | **16.8** |
| Construction Revenues | 266,309 | 352,055 | 32.2 |
| **Total Revenues** | **1,618,621** | **1,931,936** | **19.4** |
| **Operating Costs** | | | |
| Cost of Services | 236,790 | 238,944 | 0.9 |
| Administrative Expenses | 145,216 | 154,997 | 6.7 |
| Major Maintenance Provision | 49,226 | 45,862 | (6.8) |
| Construction Costs | 266,309 | 352,055 | 32.2 |
| Concession Taxes | 63,868 | 73,971 | 15.8 |
| Technical Assistance Fee | 32,571 | 39,452 | 21.1 |
| Depreciation and Amortization | 71,701 | 81,554 | 13.7 |
| Other expenses - Net | 2,643 | 188 | (92.9) |
| **Total Operating Costs and Expenses** | **868,324** | **987,023** | **13.7** |
| **Operating Income** | **750,297** | **944,913** | **25.9** |
| Operating Margin (%) | 46.4% | 48.9% | |
| **Financing (Expense) Income:** | | | |
| Interest Income | 24,889 | 34,887 | 40.2 |
| Interest (Expense) | (91,592) | (90,281) | (1.4) |
| Exchange (Loss) - Net | (78,103) | (35,726) | (54.3) |
| **Total Financing (Expense)** | **(144,806)** | **(91,120)** | **(37.1)** |
| **Income before Taxes** | **605,491** | **853,793** | **41.0** |
| **Income Tax** | **181,977** | **243,730** | **33.9** |
| **Consolidated Net Income** | **423,514** | **610,063** | **44.0** |
| **Consolidated Comprehensive Income** | **423,514** | **610,063** | **44.0** |
| **Consolidated Net Income attributable to:** | | | |
| Non-Controlling Interest | 2,879 | 1,709 | (40.6) |
| Controlling Interest | 420,635 | 608,354 | 44.6 |
| Weighted Average Shares Outstanding | 393,770,973 | 393,446,466 | |
| EPS (Ps.) | 1.07 | 1.55 | 44.7 |
| EPADS (US$) | 0.45 | 0.67 | 50.6 |
| **EBITDA** | **821,998** | **1,026,467** | **24.9** |
| EBITDA Margin (%) | 50.8% | 53.1% | |
| **Adjusted EBITDA** | **871,224** | **1,072,329** | **23.1** |
| Adjusted EBITDA Margin (%) | 64.4% | 67.9% | |

See Notes to the Financial Information

16

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of March 31,		
	2017	2018	% Var.
Operating Activities			
Income Before Taxes	605,491	853,793	41.0
Change in the value of cash and cash equivalents for fair value	99,007	130,922	32.2
Depreciation and Amortization	71,701	81,554	13.7
Major Maintenance Provision	49,226	45,862	(6.8)
Doubtful Accounts Provision	(3,478)	(2,407)	(30.8)
(Gain) / Loss on Sales of Machinery and Equipment - Net	(366)	-	(100.0)
Interest Income	(29,928)	(34,887)	16.6
Items in Results Related to Financing Activities			
Present Value of Major Maintenance Provision	14,652	7,440	(49.2)
Interest Expense	81,979	82,841	1.1
Non-Paid Exchange Fluctuation	(15,269)	(10,050)	(34.2)
	873,015	1,155,068	32.3
Changes in:			
Trade Accounts Receivable - Net	75,463	(131,518)	n.a.
Recoverable Taxes	49,325	(13,550)	n.a.
Other Accounts Receivable	(2,196)	(10,070)	358.6
Accounts Payable	(36,830)	(62,254)	69.0
Taxes and Accrued Expenses	(96,630)	45,598	n.a.
Taxes Paid	(197,208)	(209,536)	6.3
Accounts Payable to Related Parties	(39,365)	96,723	n.a.
Major Maintenance Payments	(19,511)	(25,482)	30.6
Other Long-Term Liabilities	64,079	(1,627)	n.a.
Net Flow from Operating Activities	670,141	843,352	25.8
Investment Activities			
Acquisition of Property, Plant and Equipment	(42,859)	(39,864)	(7.0)
Investment in Airport Concessions	(306,265)	(335,018)	9.4
Other Long-Term Assets	(2,386)	(1,543)	(35.3)
Proceeds from Sale of Land, Machinery and Equipment	366	-	(100.0)
Interest income	29,928	34,887	16.6
Other Investments Held to Maturity	-	29,089	n.a.
Net Flow from Investing Activities	(321,216)	(312,449)	(2.7)
Cash Flow before Financing Activities	348,925	530,903	52.2
Financing Activities			
Loans - Disbursed	-	26,950	n.a.
Loans - Paid	(14,059)	(11,943)	(15.1)
Interest Expense	(81,527)	(82,345)	1.0
Increase in the Non-Controlling Interest	17,150	-	(100.0)
Net Cash Flow from Financing Activities	(78,436)	(67,338)	(14)
Net Increase (Reduction) in Cash and Cash Equivalents	270,489	463,565	71
Effect of change for fair value of cash and equivalents	(99,007)	(130,922)	n.a.
Cash and Equivalents at Beginning of Period	3,005,792	2,333,007	(22.4)
Cash and Equivalents at End of Period	3,177,274	2,665,650	(16.1)

See Notes to the Financial Information

17

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2017 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2016	393,770,973	303,644	29,786	4,846,045	1,383,124	(8,052)	132,433	6,686,980
Increase in Non-Controlling Interest	-	-	-	-	-	-	17,150	17,150
Comprehensive Income (Loss)	-	-	-	420,635	-	-	2,879	423,514
Balance as of March 31, 2017	393,770,973	303,644	29,786	5,266,680	1,383,124	(8,052)	152,462	7,127,644

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2018 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2017	393,446,466	303,394	29,786	5,281,662	1,466,016	(10,991)	159,448	7,229,315
Comprehensive Income (Loss)	-	-	-	608,354	-	-	1,709	610,063
Balance as of March 31, 2018	393,446,466	303,394	29,786	5,890,016	1,466,016	(10,991)	161,157	7,839,378

See Notes to the Financial Information

18

Annex Table 6

19

Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

| Company | Name |
|---|---|
| Actinver Casa de Bolsa | Pablo Abraham |
| Bank of America Merrill Lynch | Roberto Otero |
| Banorte-IXE | José Espitia |
| Barclays Bank PLC | Pablo Monsiváis |
| BBVA Bancomer | Mauricio Hernández Prida |
| Bradesco BBI | Leandro Fontanesi |
| Citigroup | Stephen Trent |
| Credit Suisse | Felipe Vinagre |
| Goldman Sachs | Bruno Armorim |
| Grupo Bursátil Mexicano (GBM) | Mauricio Martínez Vallejo |
| Grupo Financiero Interacciones | Andrés Suárez |
| HSBC | Alexandre Falcao |
| Intercam Casa de Bolsa | Alejandra Marcos |
| Insight Investment Research | Robert Crimes |
| Itaú BBA | Thais Cascello |
| J.P. Morgan | Fernando Abdalla |
| Morgan Stanley | Josh Milberg / Ricardo L Alves / Vitor Sanchez |
| Santander | Pedro Santos Balcao |
| Scotiabank | Francisco Suárez |
| Signum Research | Lucía Tamez |
| UBS Brasil CCTVM | Rogerio Araujo |
| Vector | Marco Montañez |

20

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

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Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

Hilton Garden Inn: The Hilton Garden Inn in the Monterrey International Airport.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit

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(one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s second largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego del Castillo
Ruffo Pérez Pliego del Castillo
Chief Financial Officer

Dated April 18, 2018